             As filed with the Securities and Exchange Commission on

                                February 16, 2007

                           Registration No. 333-138725

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         PRE-EFFECTIVE AMENDMENT NO.____
                       [X] POST-EFFECTIVE AMENDMENT NO. 1
                        (Check appropriate box or boxes)

                          BB&T VARIABLE INSURANCE FUNDS
               (Exact Name of Registrant as Specified in Charter)

                                 1-800-228-1872
                        (Area Code and Telephone Number)

                                3435 STELZER ROAD
                               COLUMBUS, OH 43219
                    (Address of Principal Executive Offices)

                                   ----------

                             ALAN G. PRIEST, ESQUIRE
                                ROPES & GRAY LLP
                                ONE METRO CENTER
                        700 12TH STREET, N.W., SUITE 900
                             WASHINGTON, D.C. 20005
                     (Name and address of Agent for Service)

                                   ----------

It is proposed that this filing will become effective immediately upon filing pursuant to paragraph (d) of Rule 462 under the Securities Act of 1933, as amended solely for the purpose of adding Exhibit 12 to such Registration Statement.

There have been no changes to the proxy statement/prospectus or statement of additional information as filed with the Registrant's Registration Statement on Form N-14 (File No. 333-138725), as filed with the Commission on November 15, 2006, as amended December 1, 2006 and December 13, 2006, and as effective December 15, 2006.

PART C. OTHER INFORMATION

ITEM 15. INDEMNIFICATION

Article VIII, Sections 1 and 2 of the Registrant's Declaration of Trust provides as follows:

     "Trustees, Officers, etc.

     Section 1. The Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust's request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a "Covered Person") against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Covered Person except with respect to any matter as to which such Covered Person shall have been finally adjudicated in any such action, suit or other proceeding to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office. Expenses, including counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), shall be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article, provided, however, that either (a) such Covered Person shall have provided appropriate security for such undertaking, (b) the Trust shall be insured against losses arising from any such advance payments or (c) either a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter), or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial type inquiry) that there is reason to believe that such Covered Person will be found entitled to indemnification under this Article.

     Compromise Payment

     Section 2. As to any matter disposed of (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication by a court, or by any other body before which the proceeding was brought, that such Covered Person either (a) did not act in good faith in the reasonable belief that his action was in the best interests of the Trust or (b) is liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, indemnification shall be provided if (a) approved as in the best interests of the Trust, after notice that it involves such indemnification, by at least a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter) upon a determination, based upon a review of readily available facts (as opposed to a full trial type inquiry) that such Covered Person acted in good faith in the reasonable belief that his action was in the best interests of the Trust and is not liable to the Trust or its Shareholders by reasons of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, or (b) there has been obtained an opinion in writing of independent legal counsel, based upon a review of readily available facts (as opposed to a full trial type inquiry) to the effect that such Covered Person appears to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust and that such indemnification would not protect such Person against any liability to the Trust to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Any approval pursuant to this Section shall not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with this Section as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person's action was in the best interests of the Trust or to have been liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office."

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers, and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer, or controlling person of Registrant in the successful defense of any action, suit, or proceeding) is asserted by such trustee, officer, or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     In addition, the Trust maintains a directors and officer liability insurance policy with a maximum coverage of $5,000,000.

ITEM 16. EXHIBITS

(1) Agreement and Declaration of Trust of BB&T Variable Insurance Funds (the "Registrant") (1)

(2)  Bylaws of Registrant (1)

(3)  Not Applicable.

(4)  Form of Agreement and Plan of Reorganization (5)

(5) (i) Article III, Article V, Article VIII, Section 4, and Article IX, Sections 1, 4, 5, and 7 of the Agreement and Declaration of Trust (1)

     (ii) Article 9, Article 10, Section 6, Article 11 of the By-laws (1)

(6)  (i) Form of Investment Advisory Agreement (2)

     (ii) Form of Investment Sub-Advisory Agreement between BB&T Asset Management, Inc. and Scott and Stringfellow, Inc. (2)

     (iii) Form of Investment Sub-Advisory Agreement between BB&T Asset Management, Inc. and Sterling Capital Management LLC (4)

(7)  Not Applicable.

(8)  Not applicable.

(9)  Form of Custody Agreement between the Registrant and U.S. Bank (2)

(10) (i) Form of Management and Administration Agreement between Registrant and BB&T Asset Management, Inc. (2)

     (ii) Form of Sub-Administration Agreement between Registrant and

           BISYS Fund Services Ohio, Inc. (2)

     (iii) Form of Fund Accounting Agreement between Registrant and BISYS Fund Services Ohio, Inc. (2)


     (iv) Form of Transfer Agency Agreement between Registrant and BISYS Fund Services Ohio, Inc. (2)

     (v)   Form of Fund Participation Agreement (2)

     (vi)  Form of Variable Contract Owner Servicing Agreement (2)

     (vii) Form of Compliance Services Agreement between Registrant and BISYS Fund Services Ohio, Inc. (2)

(11) Opinion and Consent of Ropes & Gray LLP regarding Securities (5)

(12) Opinion and Consent of Ropes & Gray LLP Regarding Tax Matters (7)

(13) (i)   Form of Code of Ethics of Registrant (2)

     (ii)  Code of Ethics of BB&T Asset Management, Inc. (4)

     (iii) Form of Code of Ethics of Scott & Stringfellow, Inc. (2)

     (iv) Code of Ethics of BISYS Fund Services Ohio, Inc. and Certain Affiliated Companies of BISYS Fund Services Ohio, Inc. (3)

(14) Consent of KPMG LLP (6)

(15) Not Applicable.

(16) Powers of Attorney.

(i)

                                POWER OF ATTORNEY
                                December 1, 2006

Laura C. Bingham, whose signature appears below, does hereby constitute and appoint Alan G. Priest, Alyssa Albertelli, Alexandra Oprescu and Melissa S. Gainor, each individually, her true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable BB&T Variable Insurance Funds (the "Trust"), to comply with the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended ("Acts"), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the initial filing of any Registration Statement on Form N-14 by the Trust, relating to the proposed reorganization of BB&T Large Cap Growth VIF, a series of the Trust, with and into BB&T Large Cap VIF, a series of the Trust, and any and all amendments (including post-effective amendments) to said Registration Statements, pursuant to said Acts, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a trustee and/or officer of the Trust any and all such initial filings and amendments filed with the Securities and Exchange Commission under said Acts, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.


                                        /s/ Laura C. Bingham
                                        ----------------------------------------
                                        Laura C. Bingham

(ii)

                                POWER OF ATTORNEY
                                December 1, 2006

Thomas W. Lambeth, whose signature appears below, does hereby constitute and appoint Alan G. Priest, Alyssa Albertelli, Alexandra Oprescu and Melissa S. Gainor, each individually, his true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable BB&T Variable Insurance Funds (the "Trust"), to comply with the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended ("Acts"), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the initial filing of any Registration Statement on Form N-14 by the Trust, relating to the proposed reorganization of BB&T Large Cap Growth VIF, a series of the Trust, with and into BB&T Large Cap VIF, a series of the Trust, and any and all amendments (including post-effective amendments) to said Registration Statements, pursuant to said Acts, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a trustee and/or officer of the Trust any and all such initial filings and amendments filed with the Securities and Exchange Commission under said Acts, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.


                                        /s/ Thomas W. Lambeth
                                        ----------------------------------------
                                        Thomas W. Lambeth

(iii)

                                POWER OF ATTORNEY
                                December 1, 2006

Drew T. Kagan, whose signature appears below, does hereby constitute and appoint Alan G. Priest, Alyssa Albertelli, Alexandra Oprescu and Melissa S. Gainor, each individually, his true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable BB&T Variable Insurance Funds (the "Trust"), to comply with the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended ("Acts"), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the initial filing of any Registration Statement on Form N-14 by the Trust, relating to the proposed reorganization of BB&T Large Cap Growth VIF, a series of the Trust, with and into BB&T Large Cap VIF, a series of the Trust, and any and all amendments (including post-effective amendments) to said Registration Statements, pursuant to said Acts, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a trustee and/or officer of the Trust any and all such initial filings and amendments filed with the Securities and Exchange Commission under said Acts, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.


                                        /s/ Drew T. Kagan
                                        ----------------------------------------
                                        Drew T. Kagan

(iv)

                                POWER OF ATTORNEY
                                December 1, 2006

Keith F. Karlawish, whose signature appears below, does hereby constitute and appoint Alan G. Priest, Alyssa Albertelli, Alexandra Oprescu and Melissa S. Gainor, each individually, his true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable BB&T Variable Insurance Funds (the "Trust"), to comply with the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended ("Acts"), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the initial filing of any Registration Statement on Form N-14 by the Trust, relating to the proposed reorganization of BB&T Large Cap Growth VIF, a series of the Trust, with and into BB&T Large Cap VIF, a series of the Trust, and any and all amendments (including post-effective amendments) to said Registration Statements, pursuant to said Acts, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a trustee and/or officer of the Trust any and all such initial filings and amendments filed with the Securities and Exchange Commission under said Acts, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.


                                        /s/ Keith F. Karlawish
                                        ----------------------------------------
                                        Keith F. Karlawish

(v)

                                POWER OF ATTORNEY
                                December 1, 2006

Douglas R. Van Scoy, whose signature appears below, does hereby constitute and appoint Alan G. Priest, Alyssa Albertelli, Alexandra Oprescu and Melissa S. Gainor, each individually, his true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable BB&T Variable Insurance Funds (the "Trust"), to comply with the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended ("Acts"), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the initial filing of any Registration Statement on Form N-14 by the Trust, relating to the proposed reorganization of BB&T Large Cap Growth VIF, a series of the Trust, with and into BB&T Large Cap VIF, a series of the Trust, and any and all amendments (including post-effective amendments) to said Registration Statements, pursuant to said Acts, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a trustee and/or officer of the Trust any and all such initial filings and amendments filed with the Securities and Exchange Commission under said Acts, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.


                                        /s/ Douglas R. Van Scoy
                                        ----------------------------------------
                                        Douglas R. Van Scoy

(vi)

                                POWER OF ATTORNEY
                                December 1, 2006

Troy A. Sheets, whose signature appears below, does hereby constitute and appoint Alan G. Priest, Alyssa Albertelli, Alexandra Oprescu and Melissa S. Gainor, each individually, his true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable BB&T Variable Insurance Funds (the "Trust"), to comply with the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended ("Acts"), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the initial filing of any Registration Statement on Form N-14 by the Trust, relating to the proposed reorganization of BB&T Large Cap Growth VIF, a series of the Trust, with and into BB&T Large Cap VIF, a series of the Trust, and any and all amendments (including post-effective amendments) to said Registration Statements, pursuant to said Acts, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a trustee and/or officer of the Trust any and all such initial filings and amendments filed with the Securities and Exchange Commission under said Acts, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.


                                        /s/ Troy A. Sheets
                                        ----------------------------------------
                                        Troy A. Sheets

(vii)

                                POWER OF ATTORNEY
                                December 1, 2006

James L. Roberts, whose signature appears below, does hereby constitute and appoint Alan G. Priest, Alyssa Albertelli, Alexandra Oprescu and Melissa S. Gainor, each individually, his true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable BB&T Variable Insurance Funds (the "Trust"), to comply with the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended ("Acts"), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the initial filing of any Registration Statement on Form N-14 by the Trust, relating to the proposed reorganization of BB&T Large Cap Growth VIF, a series of the Trust, with and into BB&T Large Cap VIF, a series of the Trust, and any and all amendments (including post-effective amendments) to said Registration Statements, pursuant to said Acts, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a trustee and/or officer of the Trust any and all such initial filings and amendments filed with the Securities and Exchange Commission under said Acts, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.


                                        /s/ James L. Roberts
                                        ----------------------------------------
                                        James L. Roberts

(17) (i) Class A, Class B, and Class C Shares Prospectus for the BB&T Funds, dated February 1, 2006 (5)

     (ii) Institutional Shares Prospectus for the BB&T Funds, dated February 1, 2006, as amended May 30, 2006 (5)

     (iii) Prospectus for the Large Cap Growth VIF, dated May 1, 2006 (5)

     (iv) Prospectus for the Large Cap VIF, dated May 1, 2006 (5)

     (v) Statement of Additional Information for the BB&T Funds, dated February 1, 2006 (5)

     (vi) Statement of Additional Information for the BB&T Variable Insurance Funds, dated May 1, 2006 (5)

     (vii) BB&T Funds' Annual Report for the period ended September 30, 2006 (6)

     (viii) BB&T Variable Insurance Funds' Annual Report for the period ended December 31, 2005 (5)

     (ix) BB&T Variable Insurance Funds' Semi-annual Report for the period ended June 30, 2006 (5)

(1)  Previously filed on December 13, 2004 and incorporated by reference herein.

(2)  Previously filed on February 14, 2005 and incorporated by reference herein.

(3)  Previously filed on March 1, 2006 and incorporated by reference herein.

(4)  Previously filed on April 28, 2006 and incorporated by reference herein.

(5)  Previously filed on November 15, 2006 and incorporated by reference herein.

(6)  Previously filed on December 1, 2006 and incorporated by reference herein.

(7)  Filed herewith.

ITEM 17. UNDERTAKINGS

     (1) The Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                     NOTICE

     A copy of the Agreement and Declaration of Trust of the BB&T Variable Insurance Funds is on file with the Secretary of State of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by officers of the registrant as officers and not individually and that the obligations of or arising out of this instrument are not binding upon any of the trustees, officers or shareholders individually but are binding only upon the assets and property of the Registrant.

                                   SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant in the City of Washington, District of Columbia, on the 16th day of February 2007.

BB&T VARIABLE INSURANCE FUNDS


/s/ Keith F. Karlawish
-------------------------------------
* Keith F. Karlawish
President

              Signature                        Title                 Date
              ---------                 ------------------   -----------------


/s/ Keith F. Karlawish                  President, Trustee   February 16, 2007
-------------------------------------
* Keith F. Karlawish


/s/ James L. Roberts                    Trustee              February 16, 2007
-------------------------------------
*James L. Roberts


/s/ Thomas W. Lambeth                   Trustee              February 16, 2007
-------------------------------------
*Thomas W. Lambeth


/s/ Troy A. Sheets                      Treasurer            February 16, 2007
-------------------------------------
*Troy A. Sheets


/s/ Douglas R. Van Scoy                 Trustee              February 16, 2007
-------------------------------------
*Douglas R. Van Scoy


/s/ Drew T. Kagan                       Trustee              February 16, 2007
-------------------------------------
*Drew T. Kagan


/s/ Laura C. Bingham                    Trustee              February 16, 2007
-------------------------------------
*Laura C. Bingham


*By: /s/ Alan G. Priest
     --------------------------------
     Alan G. Priest

Attorney-in-Fact, pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX


(12)           Opinion and Consent of Ropes & Gray LLP Regarding Tax Matters